Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Election of Board of Directors

OAKVILLE, Ontario – June 10, 2016 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN) today announced that at the Company’s Annual and Special Meeting of Shareholders held on June 9, 2016, all the nominees listed in its Management Information Circular dated May 3, 2016 were elected as directors of APUC until the next annual meeting of shareholders. The detailed voting results are set out below.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of APUC:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Christopher Ball	145,845,464	96.73%	4,934,037	3.27%
Melissa Barnes	150,298,006	99.68%	481,495	0.32%
Christopher Huskilson	127,879,507	84.81%	22,899,994	15.19%
Christopher Jarratt	149,603,563	99.22%	1,175,938	0.78%
Kenneth Moore	150,287,522	99.67%	491,979	0.33%
Ian Robertson	149,857,960	99.40%	911,371	0.60%
Masheed Saidi	147,996,134	98.15%	2,783,367	1.85%
Dilek Samil	148,030,902	98.18%	2,748,599	1.82%
George Steeves	150,450,460	99.78%	329,041	0.22%

Final voting results on all matters voted on at the annual and special meeting of shareholders will be filed on www.sedar.com and EDGAR at www.edgar.com.

About Algonquin Power & Utilities Corp.

APUC is a $5 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:

Additional information can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting Investor Relations.
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
Suite 100 - 354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone:  (905) 465-6770